KPMG

KPMG Auditores Independentes Ltda.
Rua Verbo Divino, 1400, Conjunto Térreo ao 801 – Parte,
Chácara Santo Antônio, CEP 04719-911, São Paulo – SP
Caixa Postal 79518 – CEP 04707-970 – São Paulo – SP – Brasil
Telefone +55 (11) 3940-1500
kpmg.com.br

To

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Financial and Consumer Services Commission, New Brunswick
Nova Scotia Securities Commission
Financial and Consumer Services Division, Prince Edward Island
Office of the Superintendent of Securities, Service Newfoundland and Labrador
Office of the Superintendent of Securities, Northwest Territories
Office of the Superintendent of Securities Nunavut
Office of the Yukon Superintendent of Securities

July 12, 2024

Dear Sir/Madam

Re: Notice of Change of Auditors of Sigma Lithium Corporation ("the Company")

We have read the Notice of Sigma Lithium Corporation ("the Company") dated July 10, 2024 and are in agreement with the statements contained in such Notice, except for statement (ii) "The termination of the Former Auditors and the appointment of the Successor Auditors has been considered and was approved by the Company's audit committee and board of directors", for which we have no basis to agree or disagree.

Yours very truly,

KPMG Auditores Independentes Ltda.

KPMG AUDITORES INDEPENDENTES LTDA.

c.c. Sigma Lithium Corporation